UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 16, 2015

ARRIS Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-31254	46-1965727
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3871 Lakefield Drive, Suwanee, Georgia	30024
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 678-473-2000

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

Settlement of Certain Litigation

As previously reported in the Current Report on Form 8-K filed by ARRIS Group, Inc. (“ARRIS” or the “Company”) on September 18, 2015, a derivative complaint (the “Complaint”), Risik vs. ARRIS Group, Inc. et al., was filed against ARRIS (as nominal defendant) and each of the company’s directors and certain executive officers in the Superior Court of Gwinnett County, Georgia (the “Court”), No. 15A -09713-8 (the “Action”). In general, the Complaint alleges that the board of directors’ approval of the reimbursement of the directors and officers of excise tax in connection with the Company’s agreement to acquire Pace plc and the related formation of a new holding company in the United Kingdom violated the board of directors’ fiduciary duties.

On October 16, 2015, the defendants reached an agreement in principle with the plaintiff regarding a settlement of the Action, and that agreement is reflected in a memorandum of understanding. Without admitting in any way that the disclosures are material or otherwise required by law, in connection with the settlement contemplated by the memorandum of understanding, ARRIS agreed to make certain additional disclosures related to the potential tax equalization payments, which are included below in this Current Report on Form 8-K. ARRIS did not agree, and specifically disclaims, that any of the actions taken by it or its board of directors or others in any way violated Delaware or other law.

The memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including the approval of the Court. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the Court will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the Court, it will resolve and release all claims in the Action that were or could have been brought challenging any aspect of the tax equalization payments and any disclosure made in connection therewith, including in the definitive proxy statement dated September 15, 2015, filed by ARRIS in connection with the solicitation of proxies by the Company’s board of directors for the special meeting of stockholders to be held on October 21, 2015 and any adjournment or postponement thereof (the “Proxy Statement”), and all other matters that were the subject of the Action, pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. In addition, in connection with the settlement, the parties have agreed to negotiate in good faith regarding the amount of attorneys’ fees and expenses that shall be proposed to be paid to plaintiff’s counsel in connection with the Action, subject to court approval. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.

Supplemental Disclosure

The supplemental information in this Current Report on Form 8-K should be read together with the Proxy Statement in connection with the solicitation of proxies by the ARRIS board of directors for the special meeting of shareholders to be held on October 21, 2015 and any adjournment or postponement thereof. Capitalized terms used and not otherwise defined herein have the meanings given to them in the Proxy Statement.

The following supplements the information regarding estimated tax equalization payments as described under the heading “U.S. Tax Code Section 4985 Excise Tax” on pages 93-100 of the Proxy Statement:

An updated estimate as of October 15, 2015, of the amount of the tax equalization payment for each of ARRIS’ executive officers and directors is set forth in the table below. The estimated amounts assume no additional equity awards will be made between October 15, 2015 and the date that is six months following the closing of the Combination. We have also assumed that the individuals set forth in the table will not resign his or her employment with ARRIS other than for “good reason” or be terminated for “cause” prior to the first anniversary of the closing of the Combination, which would require reimbursement of the Tax Equalization Payment. For purposes of calculating the updated tax equalization payment amounts, the following assumptions were used: (a) an assumed price of the ARRIS shares of $28.56, the closing price on October 15, 2015; (b) the assumption that the closing of the Combination occurred on that date; (c) the individuals’ relevant stock-based compensation held as of that date; (d) the acceleration of a portion of the unvested awards as approved by the Compensation Committee; (e) a 15% excise tax rate under Section 4985 of the Code; and (f) estimated effective federal marginal income tax rate of 39.6% and applicable Georgia and other payroll taxes. The actual amounts of the tax equalization payments will be calculated based on the closing price of the ARRIS shares as of the date of the consummation of the Combination, as well as on the quantity and valuation of each individual’s equity awards held as of that date.

Estimated Tax Equalization Payment
Executive Officers
Jim Brennan	$1,117,459
Vicki Brewster	$114,749
Ron Coppock	$1,351,536
Patrick Macken	$104,412
Larry Margolis	$982,487
Bruce McClelland	$1,545,200
David Potts	$1,745,640
Larry Robinson	$1,357,745
Bob Stanzione	$3,675,915

Non-Executive Directors
Alex Best	$485,057
Tim Bryan	—
Harry Bosco	$839,456
Jim Chiddix	$270,568
Andrew Heller	$120,831
Jeong Kim	$48,564
Doreen Toben	$108,690
Debora Wilson	$172,863
David Woodle	$613,982

The Compensation Committee was advised that any additional stock-based awards made to the executive officers or directors prior to the six month anniversary of the closing of the Combination will be subject to Section 4985 of the Internal Revenue Code. ARRIS will not make any share-based award grants to the directors or executive officers prior to the six month anniversary of the closing of the Combination in order to limit the amount of any tax equalization payments made by ARRIS.

Forward-looking Statements

This report contains forward-looking statements concerning certain trends, expectations, forecasts, estimates, and other forward-looking information affecting or relating to ARRIS and its industry, products and activities that are intended to qualify for the protections afforded “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 and other laws and regulations. Forward-looking statements speak only as to the date of this document and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “comfortable,” “trend” and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible Combination will not be completed, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the possible Combination, adverse effects on the market price of ARRIS shares and on ARRIS’ or Pace’s operating results because of a failure to complete the possible Combination, failure to realize the expected benefits of the possible Combination, negative effects relating to the announcement of the possible Combination or any further announcements relating to the possible Combination or the consummation of the possible Combination on the market price of ARRIS shares or Pace shares, significant transaction costs and/or unknown liabilities, customer reaction to the announcement of the Combination, possible litigation relating to the Combination or the public disclosure thereof, general economic and business conditions that affect the combined companies following the consummation of the possible Combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws or their interpretation or application, regulations, rates and policies, future business combinations or disposals and competitive developments. These factors are not intended to be an all-encompassing list of risks and uncertainties. Additional information regarding these and other risks and uncertainties can be found in Proxy Statement under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pace,” and in other ARRIS reports filed with the SEC and incorporated by reference herein, including its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The risks and uncertainties described in the context of such forward-looking statements in this document could cause ARRIS’ plans actual results, performance or achievements, or industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this report. ARRIS expressly disclaims any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

No Offer or Solicitation

This Report is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

Important Additional Information Regarding the Pace Transaction Filed with the SEC

In connection with the proposed acquisition of Pace, it is expected that the shares of ARRIS International (“New ARRIS”) to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the transaction, New ARRIS has filed with the SEC a registration statement on Form S-4 that contains a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the Combination, which we refer to together as the Form S-4/Proxy Statement.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’ and New ARRIS’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at ARRIS’ website at http://ir.arris.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Form S-4/Proxy Statement and other relevant documents by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Form S-4/Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4/Proxy Statement.

Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace and New ARRIS are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARRIS Group, Inc.

By:	/s/ Patrick W. Macken
Patrick W. Macken Senior Vice President, General Counsel and Secretary

Date: October 16, 2015